

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 21, 2011

Via E-mail
Mr. Stephen Cumming
Vice President Finance & Chief Financial Officer
2325 Orchard Parkway
San Jose, California 95131

>   **Re: Atmel Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2010**
>   **Filed March 1, 2011**
>   **File No. 000-19032**

Dear Mr. Cumming:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of 2010 operating results, page 34

1.   We note that the MSA charge associated with the sale of your Rousset, France manufacturing operations had a significant impact on your current year operations and could have a significant impact on your future cost of revenues. Since the MSA charge appears to involve significant judgment please clarify in future

filings the significant estimates and assumptions underlying your calculations. Please address how you determined the difference between the contract prices and market prices over the four year term of the agreement.

2. We note your discussion on pages 35, 51 and 96 of the global tax restructuring on January 1, 2011. Please revise future filings to discuss the nature and extent of the global tax restructuring and the impact this had on your effective tax rate each period.

Financial Statements

Note 11. Contingencies, page 91

3. We note your discussion on page 91 that "while management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position or overall trends in results of operations, litigation is subject to inherent uncertainties." Please tell us why your assessment discusses overall trends in results of operations. In future filings, please revise to provide an assessment of the expected impact of these proceedings on your financial statements, including your consolidated statements of operations, consolidated balance sheets and consolidated statements of cash flows. Please also tell us how your reference to "litigation is subject to inherent uncertainties" complies with the guidance in FASB ASC 450-20.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief